Exhibit (a)(5)(K)

FINAL TRANSCRIPT

Conference Call Transcript

SAP.DE - SAP AG to Accelerate Cloud Strategy with Agreement to Acquire SuccessFactors Conference Call (First)

Event Date/Time: Dec 03, 2011 / 06:00PM GMT

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FINAL TRANSCRIPT

Dec 03, 2011 / 06:00PM GMT, SAP.DE - SAP AG to Accelerate Cloud Strategy with Agreement to Acquire SuccessFactors Conference Call (First)

CORPORATE PARTICIPANTS

Stefan Gruber

SAP - Head of IR

Bill McDermott

SAP - Co-CEO

Jim Hagemann Snabe

SAP - Co-CEO

Vishal Sikka

SAP - Member of the Executive Board

Werner Brandt

SAP - CFO

Lars Dalgaard

SuccessFactors - Founder & CEO

CONFERENCE CALL PARTICIPANTS

Rick Sherlund

Nomura - Analyst

Ragnhild Kjetland

Bloomberg - Analyst

Gerardus Vos

Barclays Capital - Analyst

Philip Grunsky

Dow Jones - Analyst

Adam Wood

Morgan Stanley - Analyst

Marc Geall

Deutsche Bank - Analyst

Georgina Prodhan

Reuters - Analyst

Frank Niemann

PAC Securities - Analyst

PRESENTATION

Operator

Good morning and good afternoon, ladies and gentlemen, and welcome to today’s SAP conference call. Following the opening comments, an interactive Q&A session will be available. I would now like to hand the call over to Stefan Gruber, Head of Investor Relations. Please go ahead.

Stefan Gruber - SAP - Head of IR

Thank you. Good evening or good afternoon. Thank you for joining us to discuss today’s announcement of SAP’s acquisition of SuccessFactors. I am joined by SAP Co-CEOs Bill McDermott and Jim Hagemann Snabe, SAP CFO Werner Brandt, by SAP Executive Board Member Vishal Sikka and Lars Dalgaard, Founder and CEO of SuccessFactors.

Before we begin the call, I will read a few preliminary legal notices. The tender offer for shares of SuccessFactors described in this conference call and the press release has not yet commenced. The press release we issued earlier today is neither an offer to purchase nor a solicitation of an

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Dec 03, 2011 / 06:00PM GMT, SAP.DE - SAP AG to Accelerate Cloud Strategy with Agreement to Acquire SuccessFactors Conference Call (First)

offer to sell securities. At the time the tender offer commences, SAP will file a Tender Offer Statement, including an offer to purchase, letter of transmittal and related tender offer documents with the US Securities and Exchange Commission, and SuccessFactors will file with the SEC a Solicitation/Recommendation Statement with respect to the offer.

Stockholders of SuccessFactors are strongly advised to read the Tender Offer Statement and the related Solicitation/Recommendation Statement, because they will contain important information that stockholders should consider before making any decision regarding tendering their shares. Tender Offer Statement and certain other offer documents, as well as the Solicitation/Recommendation Statement, will be made available to all stockholders of SuccessFactors at no expense to them. These documents will be available at no charge on the SEC’s website at www.sec.gov.

This call may include forward-looking statements that involve risks and uncertainties concerning the parties’ ability to close the transaction and the expected closing date of the transaction, the anticipated benefits and synergies of the proposed transaction, anticipated future combined operation, products and services, and the anticipated role of SuccessFactors, its key executives and its employees within SAP following the closing of the transaction.

Actual events or results may differ materially from those described in the release and in this call due to a number of risks and uncertainties detailed in the documents filed or furnished by SuccessFactors and SAP with the SEC, including those discussed in SuccessFactor’s quarterly report on Form 10-Q for the quarter ended September 30, 2011 and SAP’s Annual Report on Form 20-F, as well as the press release issued today, each of which is or will be on file with the SEC and available at the SEC’s website. Neither SAP nor SuccessFactors are obligated to update these forward-looking statements to reflect events or circumstances after today’s call.

Before turning it over to our speakers, let me say that we will be keeping the conference call to about 30 to 40 minutes. Also, I would like to ask you to limit your questions to the acquisition announcement we have made today. And now let me turn the call over to Bill McDermott.

Bill McDermott - SAP - Co-CEO

Thank you, Stefan, and thank you, everybody, for joining us on today’s call. We are really pleased to announce a bold step forward in achieving our cloud aspirations with our intent to acquire SuccessFactors. This is a strategic move for SAP, for SuccessFactors, our customers and yes, the entire cloud.

The cloud is the key pillar of SAP’s growth strategy. This move will significantly accelerate the momentum we already have as a provider of cloud applications, platforms and infrastructure. It also allows us to exceed our 2015 target of EUR20b, while staying committed to a 35% operating margin.

With the addition of SuccessFactors to our portfolio, we will gain immediate strength and leadership presence in the fast-growing segment of cloud-based applications for people and talent management, a top priority for CEOs globally. The combination of SuccessFactors and SAP will create, yes, create a cloud powerhouse. According to Gartner, HCM products are expected to reach 10b by 2015. Talent management alone is expected to reach 4.5b, with 75% of available solutions expected to be cloud-based.

This market, ladies and gentlemen, is just beginning. SuccessFactors gives us the number one human capital management solution in the cloud, period. The company has grown by more than 50% in the first nine months of the year. Together with SuccessFactors’ widely respected team and its deep experience in building and bringing to market scalable cloud solutions, we see tremendous upside to create new business opportunities.

And please, keep in mind, SuccessFactors already has 15m subscribed users today, and they come from companies of all sizes. The largest CRM on-demand company only has 3m, by comparison.

SuccessFactors has proven deployments in SAP environments in diverse industries. Take Siemens as an example of the potential. They use the web-based business software for their 420,000 employees. SuccessFactors has a very loyal customer base. It generates 60% of its revenue from its existing customers. 90% of its growth is organic, proving SuccessFactors’ power to innovate and scale.

SuccessFactors has a broad global footprint. Its solutions are deployed by businesses in more than 60 industries in all major markets worldwide. Our customers currently only make up 14% of SuccessFactors’ customer base, leaving tremendous potential upside for the more than 500m employees of SAP customers.

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Dec 03, 2011 / 06:00PM GMT, SAP.DE - SAP AG to Accelerate Cloud Strategy with Agreement to Acquire SuccessFactors Conference Call (First)

The combination of SuccessFactors’ strong cloud go-to-market capabilities, combined with our leading enterprise software sales force, creates an unbeatable force. SuccessFactors’ leadership in the cloud-based HCM applications is a credit to its team of cloud professionals.

According to analysts, the company’s annual revenue is expected to approach $400m in 2012. They not only are exceeding across the globe in delivering innovative technology for the cloud; they truly understand the go-to-market dynamics in the fast-evolving cloud space, and are one of the fastest-growing cloud companies based on 10 years of on-demand expertise.

We are very excited, in fact super excited, to welcome Lars and his team to SAP. They will provide leadership and expertise to accelerate our cloud strategy.

Let me conclude my remarks by stating that the SAP growth strategy is firing on all cylinders. While our growth remains primarily organic, where we can innovate better and faster for our customers through acquisition and where we can take a lead in a category consistent with our strategy, we take action, in this case to become a cloud powerhouse. We are resolute in our commitment to our mutual customers, partners and employees, and we are accelerating our momentum as an amazing growth company.

Over to you, Jim.

Jim Hagemann Snabe - SAP - Co-CEO

Thank you, Bill and welcome everyone. This is indeed an exciting moment at SAP, and thanks for using some of your Saturday with us today.

We always said that we would drive growth through innovation and seek acquisitions to accelerate our pace to the future. Our strategy focuses on innovations in four categories; our core business, in memory computing, mobile computing, and of course the cloud. Because of our focus on innovation, we are today the leader in three of these categories.

In the core, where SAP helps companies in 24 different industries most effectively manage their resources, we are accelerating our leadership by delivering new innovations every quarter and by extending maintenance of our flagship business suite to 2020.

In mobile, where we bring enterprise solutions to users anytime and anywhere in a secure fashion, we’ve already delivered 40 mobile applications this year and our partners have built more than 100, using the Sybase Unwired platform as their mobile preferred platform.

And within memory, our next-generation architecture that allows companies to analyze big data at the speed of thought and to instantly react to changes, we are at least one and a half years ahead of the competition. Hana is revolutionizing the industry, because it’s the only pure and memory-based infrastructure available.

Our existing powerful cloud innovations, combined with SuccessFactors’ solutions, will now also allow us to lead in the cloud. With SAP Business ByDesign, we offer the most modern and complete cloud suite in the market. ByDesign addresses mid-size companies who want to run their entire business in the cloud. We are getting excellent feedback from both customers and analysts on the functionality of ByDesign, and we will reach our goal of 1,000 customers by the end of this year.

In addition, much of the cloud market today is in fact a line of business market. These solutions focus on targeted functionalities and very specific business users. While companies appreciate the simplicity of focused cloud solutions, they increasingly require integration with their core on-premise applications. They realize that in a world of hybrid solutions, they will get most value when they integrate on-premise cloud and mobile.

And this is where the acquisition of SuccessFactors comes in and is very strategic to us. We will be the only company that can offer end-to-end process integration, integrating world-class line of business cloud offerings with the most respected on-premise solutions available.

SuccessFactors also gives us the strength of a leader in the cloud space with 10 years of experience. Their leadership and expertise will complement and accelerate our line of business cloud offerings like Sales OnDemand, travel and expense management on demand and sourcing on demand. The addressable market for cloud solutions is estimated to be 22b by 2015. Together with SuccessFactors, we are in a perfect position to win in that market.

Let me reiterate what Bill said. We are super excited to welcome Lars and his team to SAP. We will ask Lars to lead our cloud business, in addition to his responsibility as CEO of SuccessFactors. SuccessFactors will remain independent and be named SuccessFactors, an SAP company. The Chairman of our Supervisory Board, Hasso Plattner, recommended that Lars Dalgaard be appointed to the Executive Board of SAP.

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Dec 03, 2011 / 06:00PM GMT, SAP.DE - SAP AG to Accelerate Cloud Strategy with Agreement to Acquire SuccessFactors Conference Call (First)

Let me turn over to Vishal.

Vishal Sikka - SAP - Member of the Executive Board

Thank you, Jim. SuccessFactors, as Jim said, helps us dramatically accelerate our cloud strategy. Our emerging platform architecture, with Hana at its core, has the full data layer, and with both the Business ByDesign based application platform for core applications and our Java platform as a service for Edge applications, both natively leveraging Hana and mobility, fits perfectly with SuccessFactors.

One thing we are particularly excited about, which Lars told me when we met, is the amazing analytics that SuccessFactors has. And with Hana, we can simply revolutionize this important area in the area of HCM analytics, just as Hana is already doing at our existing customers.

With regard to integration, SuccessFactors already integrates with our core applications at many customers, including major ones like Hilti and Siemens, seamlessly. So we are very excited about bringing together our companies to not only change the game in cloud computing, but also to drive the future of enterprise software in general.

And with that, I hand it over to Werner.

Werner Brandt - SAP - CFO

Thank you, Vishal. SAP’s going to buy a very strong business. SuccessFactors is the leader in their area of solutions. And from a revenue perspective, they are growing at rates faster than the key players in their segment.

The transaction is expected to close in the first quarter of 2012, and will be slightly dilutive to SAP’s earnings per share in 2012 on a non-IFRS adjusted basis and accretive in the following year. We expect the combination to deliver synergies through revenue enhancement, driven by significantly increased go-to-market expertise, development capabilities for our cloud portfolio and the realization of cost efficiencies.

With SuccessFactors, we will be able to exceed our 2015 objective of EUR20b in revenue by keeping our promise to deliver a 35% non-IFRS operating margin.

Details of the tender offer can be found in the press release issued today. And the complete offer document, in accordance with US law, will be submitted together with further details of the offer to the US Securities and Exchange Commission. Following the close of the offer, our primary focus will be to drive merger-related revenue and cost synergies.

Now, we will have comments from Lars.

Lars Dalgaard - SuccessFactors - Founder & CEO

Thank you, Stefan, Werner and Jim, Vishal and Bill.

This is an exciting day for SuccessFactors, our customers, our partners and our employees, and frankly our investors. Over the last 10 years, we’ve built one of the largest cloud business application companies in the world, and we’ve been one of the fastest-growing companies on the planet.

As Bill, Jim, Werner and Vishal mentioned, we have very deep domain expertise in building, selling and implementing cloud applications, as evidenced by our 16 public quarters of meeting or beating growth expectations, we believe the most beat and meet done in the period.

Our cloud applications and platform are in use by over 15m subscribers at some of the largest and smallest companies in the world, a very plastic and flexible platform. We believe that is the most enterprise paying users of any business cloud application company, any.

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Dec 03, 2011 / 06:00PM GMT, SAP.DE - SAP AG to Accelerate Cloud Strategy with Agreement to Acquire SuccessFactors Conference Call (First)

But SuccessFactors not only has found a way to operate the cloud for the largest companies. We’ve also implemented more products by customer, on average, than any other cloud company, which is of course extremely relevant for this combination.

And finally, we’ve understood how to innovate for growth, by generating over 80% of new sales from products that didn’t exist just five years ago. We don’t know of any competitor that has more than half of that, only.

This ability to scale to any size company in the cloud, building, selling and deploying multiple products, is the DNA with which we will accelerate SuccessFactors’ core and all of SAP’s very, very impressive cloud assets from their deep heritage, 40 years of driving business applications excellence at 170,000 companies worldwide, two and a half times number two.

I can tell you that the world is ready for enterprise applications in the cloud. People want cloud for all their mobile devices and [WAP]. We’ve been doing this as one of the first for 10 years, and the cloud revolution is only just hitting its tipping point. Now is the time to take this game to the next level.

With SAP, we can bring the incredible value of enterprise cloud applications to all businesses everywhere. We feel like we’re able to shorten our total roadmap at SuccessFactors by 10 years. We can’t wait to bring all these opportunities to our customers and the rest of the world and have a lot of fun with our partners, employees and investors.

Our amazing customers are using our applications to change how they execute their business. Together with SAP, we can accelerate and deliver new innovations to these hero customers, and in a way that will be even more game-changing.

I’ve had the opportunity to spend some serious time with the SAP senior management team, and including Hasso Plattner, the founder, 40 years ago founded this amazing company. They share our cloud vision. They have a similar culture of excellence and customer centricity to us, and they have a shared vision for how big and disruptive this opportunity really is.

We’ve had an incredible ride in the past 10 years, but the reality is really only just getting started and the opportunity is still just emerging. Our mission is to improve how every company in the world gets work done and drive people’s love for their work back into their part. We believe that will drive and benefit society in general when people come home from work happy and fired up. Better dad, better mom, better brother, better everything. And we just got the biggest turbo boost for that mission.

With SAP, we, our employees and our partners have the opportunity to transform the business software market, deliver the power of the cloud to customers all over the world and create new innovations that customers and users are going to love. Whether using Hana, the amazing speed technology, to make all of our applications faster, or massively expanding our payroll and system on record cloud product or driving work force analytics or social learning and social enterprise learning in general and many more applications, this is an irresistible opportunity that we can’t wait to help lead aggressively.

The last thing for me is it’s just been so overwhelming, and this cannot be fabricated, produced or paid for. The excitement I have been met with from my team internally, my incredible colleagues, who made all this happen over the last 10 years, their enthusiasm, their excitement, and I’ve never seen people go from being 100% motivated to being 200% motivated, even more excited, even more fired up. And my favorite executive email back to me was simply these three words — Wow, Wow, Wow.

With that, I’ll turn it back to Stefan for questions.

Stefan Gruber - SAP - Head of IR

Thank you, Lars. I would like to turn it back to Douglas. So Douglas, would you please initiate the Q&A session?

QUESTION AND ANSWER

Operator

Certainly, sir. (Operator Instructions). Our first question comes from the line of Rick Sherlund with Nomura. Please go ahead.

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Dec 03, 2011 / 06:00PM GMT, SAP.DE - SAP AG to Accelerate Cloud Strategy with Agreement to Acquire SuccessFactors Conference Call (First)

Rick Sherlund - Nomura - Analyst

Yes. Lars, congratulations on moving up to a bigger platform.

Lars Dalgaard - SuccessFactors - Founder & CEO

Thank you, Rick.

Rick Sherlund - Nomura - Analyst

I see the benefits of cross-selling from 15m customers to 500m. I see the benefit to SAP of adding your tremendous track record of vision and execution in the cloud. I guess I’d like to hear a little more about the decision to buy versus make, other than getting you on board, Lars, which I know is a big part of this. But from SAP perspective, we usually prefer to see a company grow organically, when it’s on-premise software, so that the software is all nicely architected and integrated. But as you move to the cloud, I wonder if we could just hear your thoughts on what the issues are.

When you talk about integration in the cloud, is it processes that are integrated, because the customer doesn’t really see the software so much? When you talk about Hana, is it a — what do you have to do to get the benefits of Hana? Is it a re-architecting of SuccessFactors’ products to deliver the benefits of Hana? So if you could just talk a little bit about the buy versus build and architectural issues, just your thinking about whether buy or build as you move into the cloud.

Jim Hagemann Snabe - SAP - Co-CEO

Thanks, Rick. Jim here. Thanks for your two questions, very relevant. Let me talk a little bit about the buy versus build. This is in fact a combination. As you know, we’ve always spent — already spent a lot of effort to try and build a next-generation platform for the cloud. We feel comfortable around that. I think what SuccessFactors really does is they have a proven track record of understanding the DNA it takes to be successful in the cloud.

And so we really see the combination of assets coming together where we cover lines of business for any size company, as well as offer a suite. And most importantly, I believe that what we needed to accelerate our success was the DNA of understanding the business model in the cloud. And Lars and his team have shown that they can do that to perfection like no one else in the market. So that’s the reason why we do the combined build and buy. And maybe the architecture.

Vishal Sikka - SAP - Member of the Executive Board

And with regard to your question on Hana, this is very straightforward. Hana is a regular SQL database. Anything that can speak SQL can sit on top, and my friend Lars’ product does. And he has accumulated, through organically and acquisition, more than 25 years’ worth of the best HCM analytics on the planet. And we are just fired up and waiting, jumping at the bit to get Hana underneath this and show the world the revolution in HCM analytics that is possible.

Stefan Gruber - SAP - Head of IR

Thank you. Let’s take the next question, please.

Operator

Thank you. Our next question comes from the line of Ragnhild Kjetland with Bloomberg. Please go ahead.

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Dec 03, 2011 / 06:00PM GMT, SAP.DE - SAP AG to Accelerate Cloud Strategy with Agreement to Acquire SuccessFactors Conference Call (First)

Ragnhild Kjetland - Bloomberg - Analyst

Yes. Good evening and congratulations, gentlemen. A couple of questions. First, you say that this will help you exceed the 2015 target. Could you be a little bit more specific, please?

And the second question is you talk about synergies, but as far as I can see you haven’t quantified those. And you do say that in 2012 your EPS will be diluted. So could you give us some more detail on that, please? Thank you.

Bill McDermott - SAP - Co-CEO

So, this is Bill McDermott. I’ll start out with the 2015 target. We are going to beat the original EUR20b by 2015 as a result of this transaction. So we will go through that on a revenue perspective. And given the high growth nature of SuccessFactors and the synergy with the SAP sales force, because we have the benefit of running SuccessFactors as an independent company, but Lars is also overseeing the entire cloud strategy of the SAP company, and therefore will be able to take advantage of 3,500 of the best salespeople in the entire world. And if you put those two combined assets together, you have a very exciting potion for growth.

And finally, we also stated that we would maintain our 35% margin. So, even though we’re growing faster, we intend to meet the objective of the 35% operating margin by 2015. And I’ll let Werner add some color as well.

Werner Brandt - SAP - CFO

Yes. I want to reiterate one point. I think this acquisition stands for extension on the top line, and not for cost synergies. We will have some cost synergies, but more importantly is that we drive our top line. And maybe we can in another call talk about some more details regarding the cost synergies. But I as CFO must say that this is more to the top line, the growth of SAP’s top line, and that beyond the EUR20b we said for 2015 we will not go and specify this because it would mean that we lay out our plan in this category going forward. That’s something we will do when we go into the earnings release for 2011, combined with the outlook for 2012.

Ragnhild Kjetland - Bloomberg - Analyst

Okay. Thank you.

Stefan Gruber - SAP - Head of IR

Let’s take the next question, please.

Operator

Thank you. Our next question comes from the line of Gerardus Vos with Barclays Capital. Please go ahead. Next question is from the line of Gerardus Vos with Barclays Capital.

Gerardus Vos - Barclays Capital - Analyst

Hi. Good evening, all. Just three questions, if I may. You guys have been quite critical in the past regarding the kind of profitability of on-demand models. SuccessFactors has been one of the most aggressive companies in reinvesting any profit into the business, and I was wondering what does this mean for your kind of cloud strategy? Should we expect that for ByDesign and the other point-to-point solutions?

Secondly, regarding the slight accretion in 2013, I was just interesting — I was just wondering what kind of cost of capital you guys are using to get there.

And finally, just from an integration perspective, SuccessFactors has been quite acquisitive in the past, and I was wondering how that integration — is that now fully integrated, and perhaps how SuccessFactors will be integrated with the point-to-point solution you were coming out with on Career On Demand. Thank you.

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Dec 03, 2011 / 06:00PM GMT, SAP.DE - SAP AG to Accelerate Cloud Strategy with Agreement to Acquire SuccessFactors Conference Call (First)

Werner Brandt - SAP - CFO

Jim, maybe I’ll talk a little bit about the margin and the cloud. It’s obvious that there have been many players in the cloud over the recent years, but nobody’s really making money in the cloud. To make money in the cloud, you need ultimately scale. And I think that’s the beauty of this acquisition. The combination of SuccessFactors, what they’ve achieved in their 10 years and the leadership they show and high growth, combined with the scale of SAP, is really how we cannot just make big revenues happen in the cloud, but we can as the first real player in the market get the scale that it takes to make margins.

And therefore, we feel comfortable around reiterating our 35% margin target for 2015. And in fact, while we do have of course investments in 2012, we have — the EPS will be accretive already from 2013, which shows you how valuable the combination is.

There was (multiple speakers).

Lars Dalgaard - SuccessFactors - Founder & CEO

And on the integration of the products, the acquisitions SuccessFactors has done have all been integrated. The Learning acquisition was the biggest one, and it was integrated in 84 days.

Stefan Gruber - SAP - Head of IR

Okay. Thank you. Let’s take the next question, please.

Operator

Thank you. Our next question comes from the line of Philip Grunsky with Dow Jones. Please go ahead.

Philip Grunsky - Dow Jones - Analyst

Hi. Just a couple of questions. Are there any core shareholders at SuccessFactors? And if so, how many shares do they currently have?

And the second question, I see that SuccessFactors was recently not profitable. What would be like an appropriate margin for such a business?

Werner Brandt - SAP - CFO

The company’s free float — Lars, you can correct me, but it’s around 96%.

Lars Dalgaard - SuccessFactors - Founder & CEO

Yes.

Werner Brandt - SAP - CFO

And related to — Lars.

Lars Dalgaard - SuccessFactors - Founder & CEO

Correct.

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Dec 03, 2011 / 06:00PM GMT, SAP.DE - SAP AG to Accelerate Cloud Strategy with Agreement to Acquire SuccessFactors Conference Call (First)

Werner Brandt - SAP - CFO

And related to the margin, that’s something we do not disclose at this point in time. We all know that an on-demand player has lower margins, but we will bring the margin up because scalability plays a very important role here to bring up the margin. And you heard about coming from 15m users to the potential of 500m users, and if you take this I think you will see also a very profitable on-demand business at SAP.

Stefan Gruber - SAP - Head of IR

Thank you. Let’s take the next question, please.

Operator

Thank you. Our next question comes from the line of Adam Wood with Morgan Stanley. Please go ahead.

Adam Wood - Morgan Stanley - Analyst

Hi. Good evening. Congratulations to everybody. Just two questions, please. The first one was back to the revenue synergies. Could you maybe give us a little bit of a feel for the speed of how quickly this could happen? And how easy is it going to be to get the full integration done between SuccessFactors and the SAP backend that can help drive the cross sell? How quickly can you train the SAP sales force to sell this product?

And then maybe could you give us a little bit of an idea, of those 500m SAP employee base, what’s the value of that as you get them onto SuccessFactors?

And then, secondly, could I just bring us back to the integration of the platform you have already in SuccessFactors? Could you explain a little bit more clearly? Does ByDesign remain the platform for cloud solutions for SAP going forward, or — and do you add SuccessFactors to that? Or is it — does it work the other way round? Thank you.

Bill McDermott - SAP - Co-CEO

Why don’t you touch the integration first, and I’ll do the other.

Vishal Sikka - SAP - Member of the Executive Board

So let me — I will address the platform topic first. As we have articulated over the last years, we believe that the next-generation architecture for not only cloud but for enterprise software in general is to have an application platform which natively takes advantage of in-memory technology with Hana and mobility for the suite, or for the core applications, and in addition for the individual Edge applications. To this end, we have been building out the Business ByDesign based application platform for the suite and Java based platform as a service for the Edge. This continues to be the case.

SuccessFactors has built a fantastic platform, leveraging Java, a high scalability Java deployment, as well as with an analytic — an individual analytic product that they currently use for serving analytics, which we believe can be dramatically improved by Hana. So we are quite excited about that. It is extremely synergistic to our overall platform strategy.

Bill McDermott - SAP - Co-CEO

Yes. And I’d like to add to Vishal’s remarks regarding integration with SAP. SuccessFactors already is integrated with SAP, so that’s not going to be a problem. And day one, when the transaction closes, we’ll be ready to hit the ground all over the world with the combination of the independent company SuccessFactors, led by their founder and CEO, and also the full synergy of the breadth and depth of the sales force of SAP.

And as you know, most of these human capital management applications are migrating to the cloud. In fact, by 2015 we expect about 80% of these applications to be in the cloud. So the combination of this, as Werner said, not only gives us the 500m addressable audience in the SAP installed base, but there’s another 500m users that are outside of the SAP installed base that we intend to initiate as well, for a total of 1b addressable people in the open marketplace that we’d like to see have this application on their desktop or their device.

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Dec 03, 2011 / 06:00PM GMT, SAP.DE - SAP AG to Accelerate Cloud Strategy with Agreement to Acquire SuccessFactors Conference Call (First)

Stefan Gruber - SAP - Head of IR

Thank you. Let’s take the next question, please. We have time for two more questions, including this one.

Operator

Okay. The next question comes from the line of Marc Geall with Deutsche Bank. Please go ahead.

Marc Geall - Deutsche Bank - Analyst

Hi. Good evening, everyone. It was really a follow-up on Adam’s question. I think we understand how you can use Hana, from a database standpoint, to improve the performance of SuccessFactors, and how you can extend through mobile. But I think where we struggle is to understand, when you start thinking about extensibility of your Edge applications, when you think about SuccessFactors ByD, in terms of how you’re going to define that, and what platform ultimately, when you start to build new product capabilities off. Is it going to be SuccessFactors, is it going to be ByD, is it going to be what you’re using from a line of business standpoint?

Jim Hagemann Snabe - SAP - Co-CEO

So let me start to explain that. So again, to reiterate, we think there are two markets for applications as a service, a suite market where medium-size companies will run their entire business in the cloud and a line of business oriented market where you extend the on-premise ERP into areas with specific users in mind; in CRM, as we’ve seen it in the market, in talent management, as we’re seeing in SuccessFactors, in travel and expense management, in procurement, all of these Edge applications, as Vishal said.

So going forward, obviously we now have, with this acquisition going through, the world’s leading HR solution for the cloud. We will leverage that, and we will not have an alternative offer from SAP. We will accelerate our Sales OnDemand to be the next-generation CRM on demand in the cloud, both of them of course integrated to the core ERP and CRM applications we already have on-premise. And we will continue down that path, under the leadership of Lars, bringing those solutions to the market in a very strong way.

And then we still believe there’s a market for a suite. But this will typically be mid-size companies who don’t want to deal with any IT, and therefore they go for a whole suite in one go, and that’s Business ByDesign.

So that’s the strategy. There are two very different markets with two different buying criterias. And I think we have the only combination that does that in a consistent way, end-to-end, including the integration with the on-premise software.

Vishal Sikka - SAP - Member of the Executive Board

And Marc, to add to Jim’s point, the core applications have traditionally always been extended, and this core and edge separation is something that we have learned over the years. But keep in mind that with Hana, we get a nearly unlimited ability to scale the execution of even process operations inside the database.

Therefore, the reliance on a traditional application layer for executing the application logic becomes increasingly less and less, as we go forward into this new architecture. By pushing down the calculations, as we do with BW or with analytics already, pushing down the applications calculations inside the database decreases the load on the application tier. So we believe that this is completely synergistic with the application architecture that we have laid out.

Stefan Gruber - SAP - Head of IR

Okay. Thank you. Let’s take the final question, please.

FINAL TRANSCRIPT

Dec 03, 2011 / 06:00PM GMT, SAP.DE - SAP AG to Accelerate Cloud Strategy with Agreement to Acquire SuccessFactors Conference Call (First)

Operator

Thank you. Our final question comes from the line of Georgina Prodhan with Reuters. Please go ahead.

Georgina Prodhan - Reuters - Analyst

Hi there. My question’s actually just been answered in the previous answer. So thank you.

Stefan Gruber - SAP - Head of IR

Okay. I think we can take one more. Operator, please.

Operator

Our next question comes from the line of Frank Niemann with PAC. Please go ahead.

Frank Niemann - PAC Securities - Analyst

Hi. Thanks. Two questions. One is about the existing talent management solution, the on-premise solution SAP is offering. What is going to happen with that, strategy wise?

The second thing is regarding the ecosystem. How important is the SuccessFactors deal for the ecosystem of SAP, since you are going to boost your indirect sales within the next years?

Jim Hagemann Snabe - SAP - Co-CEO

So let me talk a little bit about talent management from the on-premise world. We already have today strong talent management solutions on-premise. We intend to keep those. But we do see the market increasingly asking for an on-demand version, and there SuccessFactors is the undisputed market leader.

And I think from an ecosystem — just an input from my side. Maybe Bill will complement that. SAP has always been an eco-friendly company, and the same is actually true from SuccessFactors. So even there, we have a cultural fit and a strategic alignment in our companies.

Bill McDermott - SAP - Co-CEO

I’ll build on what Jim is saying, Frank. There’s an interesting observation with regard to SuccessFactors and SAP on this topic, because the alternative they compete with tends to try to keep all the services to themselves. And SuccessFactors has worked hard over the years to develop a vibrant and open ecosystem. And they, like SAP, are very friendly to the ecosystem. Now, the ecosystem just became a lot larger, and this ties back to Werner and his comments around scale. And when you have an ecosystem building their footprint on your platforms, you can scale the business quite rapidly, and that’s what we intend to do.

Stefan Gruber - SAP - Head of IR

Thank you very much. This concludes (multiple speakers).

Frank Niemann - PAC Securities - Analyst

Great. Thanks.

FINAL TRANSCRIPT

Dec 03, 2011 / 06:00PM GMT, SAP.DE - SAP AG to Accelerate Cloud Strategy with Agreement to Acquire SuccessFactors Conference Call (First)

Stefan Gruber - SAP - Head of IR

— call for media and financial analysts today. There will be another call on Monday at 3pm CET. Thank you very much and have a nice remaining weekend. Thank you. Bye-bye.

Operator

Ladies and gentlemen, that does conclude our conference for today. We’d like to thank you for your participation. You may now disconnect.

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